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FEB 25 2013

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SECURITI ... ISSION

13011782

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SEC FILE NUMBER
8-65968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chestnut Exploration Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2201 N. Central Expressway, Suite 240
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Plummer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Chestnut Exploration Partners, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Notary Public

LAURIE L. TJOSVOLD
Notary Public, State of Texas
My Commission Expires
June 09, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHESTNUT EXPLORATION PARTNERS, INC.

December 31, 2012

Report Pursuant to Rule 17a-5(d)

CF ACCOUNTANTS CONSULTANTS

CHESTNUT EXPLORATION PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2012

CHESTNUT EXPLORATION PARTNERS, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Chestnut Exploration Partners, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Chestnut Exploration Partners, Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Exploration Partners, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 12, 2013

CHESTNUT EXPLORATION PARTNERS, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$ 108,839
Prepaid expenses	34,642
Concessions receivable	16,750
	$ 160,231

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 17,158
	17,158
Stockholders' equity	
Common stock, 1,000 shares authorized, $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	1,522,068
Retained earnings (deficit)	(1,379,005)
Total stockholders' equity	143,073
	$ 160,231

The accompanying notes are an integral part of these financial statements.

CHESTNUT EXPLORATION PARTNERS, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Commission income	$ 1,080,634
Other income	543,536
Interest income	11
	1,624,181
Expenses	
Compensation and benefits	1,457,264
Communications	-0-
Occupancy and equipment costs	147,089
Promotional costs	51,800
Regulatory fees and expenses	57,906
Other expenses	65,586
	1,779,645
Income (loss) before income tax expense	(155,464)
Income tax expense	-0-
Net income (loss)	$ (155,464)

The accompanying notes are an integral part of these financial statements.

CHESTNUT EXPLORATION PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2011	1,000	$ 10	$ 1,273,179	$(1,223,541)	$ 49,648
Capital contribution			248,889		248,889
Net income (loss)				(155,464)	(155,464)
Balances at December 31, 2012	1,000	$ 10	$ 1,522,068	$ (1,379,005)	$ 143,073

The accompanying notes are an integral part of these financial statements.

CHESTNUT EXPLORATION PARTNERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2012

Balance at December 31, 2011	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2012	$	-0-

The accompanying notes are an integral part of these financial statements.

CHESTNUT EXPLORATION PARTNERS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities	
Net income (loss)	$ (155,464)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in concessions receivable	109,437
Increase in prepaid expenses	(7,112)
Decrease in accounts payable and accrued expenses	(133,964)
Net cash provided (used) by operating activities	(187,103)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contributions	248,889
Net cash provided (used) by financing activities	248,889
Net increase (decrease) in cash and cash equivalents	61,786
Cash and cash equivalents at beginning of period	47,053
Cash and cash equivalents at end of period	$ 108,839

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

CHESTNUT EXPLORATION PARTNERS, INC.
Notes to Financial Statements
December 31, 2012

Note 1 - Summary of Significant Accounting Policies

Chestnut Exploration Partners, Inc. (the "Company") is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). Substantially, all the Company's revenues are generated through the sale of oil and gas development programs for related parties ("affiliates"). The Company's customers are located throughout the United States.

The Company recognizes revenue from the sale of oil and gas development programs when commissions are available from the escrow agent after certain levels of investment have been reached as specified in the private placement memorandum.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concessions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2012, the Company had net capital of approximately $105,431 and net capital requirements of $5,000. Company's ratio of aggregate indebtedness to net capital was .16 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable shareholders to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There was no material inadequacies in the procedures followed in adhering to the exceptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Federal Income Taxes

The Corporation files as an "S" corporation for Federal income tax purposes. The Corporation's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Related Party Transactions/Economic Dependency

The Company and its affiliates are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and administrative expenses from an affiliate and records these expenses as additional capital contributions in the month they are paid by the affiliate.

The Company earns commissions from the sale of oil and gas "non operating undivided working interest participation programs". An affiliate is manager and operator of the drilling programs. For the year ended December 31, 2012, the Company earned $1,080,634 in commissions and $543,536 in due diligence from the sale of such interests.

The Company is economically dependent on its affiliate.

Note 6 - Concentration of Risks

The Company develops and implements financing for the sale of oil and gas "non operating undivided working interest participation programs". These programs require specialized investment banking and advisory services through the private placement of securities. These programs are generally located in Texas, New Mexico and Louisiana.

Note 7 - Commitment and Contingencies

The Company together with others has been named as a defendant in a lawsuit incidental to its securities business that alleges, among other things, violations of various State laws and claim damages in excess of $368,000. This matter is in various stages of the legal process. Management intends to present a vigorous defense. The ultimate outcome of this matter cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2012

Schedule I

CHESTNUT EXPLORATION PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 143,073
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	143,073
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(34,642)
Other receivables	(3,000)
Net capital before haircuts on securities positions	105,431
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 105,431

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 17,158
Total aggregate indebtedness	$ 17,158

Schedule I (continued)

CHESTNUT EXPLORATION PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,144
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 100,431
Ratio: Aggregate indebtedness to net capital	.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

CHESTNUT EXPLORATION PARTNERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

on Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2012

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Chestnut Exploration Partners, Inc.

In planning and performing our audit of the financial statements and supplemental information of Chestnut Exploration Partners, Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 12, 2013

Independent Accountants Report

on the SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2012

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Chestnut Exploration Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Chestnut Exploration Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Chestnut Exploration Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Chestnut Exploration Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 12, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065968 FINRA DEC
CHESTNUT EXPLORATION PARTNERS INC 17*17
2201 N CENTRAL EXPY STE 240
RICHARDSON TX 75080-2775

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Laurie Tjosvold 972-715-8807

2. A.	General Assessment (item 2e from page 2)	$ 2,360
B.	Less payment made with SIPC-6 filed (exclude interest) 11/2/2012 Date Paid	(429)
C.	Less prior overpayment applied	(1,099)
D.	Assessment balance due or (overpayment)	832
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 832
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 832
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chestnut Energy Partners
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 17th day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,624,181
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	680,294
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	680,294
2d. SIPC Net Operating Revenues	$ 943,887
2e. General Assessment @ .0025	$ 2,360
	(to page 1, line 2.A.)